UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Vinci Partners Investments Ltd. Fourth Quarter 2023 Earnings Presentation
99.2	Press release dated February 7, 2024 – Vinci Partners Reports Fourth Quarter 2023 Results
99.3	Vinci Partners Investments Ltd. Consolidated Financial Statements as of December 31, 2023 and For the Years Ended December 31, 2023 and 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: February 7, 2024